UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File No. 00-30082

MERUS LABS INTERNATIONAL INC.
(Translation of registrant's name into English)

470 Granville Street, Suite 503, Vancouver, BC V6C 1V5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
10.1	Asset Purchase Agreement between Novartis Pharma AG and Merus Labs Luxco SARL dated July 11, 2012
10.2	Credit Agreement among Merus Labs International Inc., Merus Labs Luxco S.A R.L., Merus Labs Inc., ECG Holdings Inc., Merus Labs Netherlands B.V. and PDL BioPharma, Inc. dated July 10, 2012
99.1	News release dated July 10, 2012
99.2	Material change report dated July 12, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2012

MERUS LABS INTERNATIONAL INC.

/s/ Andrew Patient
_________________________________________
Andrew Patient
Chief Financial Officer